                                                                        www.umc.com

Exhibit

Exhibit            Description

99.1                 Announcement on 2018/08/29: UMC will attend the investor conference on 2018/09/05

99.2                 Announcement on 2018/08/29: UMC will attend investor conferences on 2018/09/05

99.3                 Announcement on 2018/09/05: To announce the registration of capital reduction due to the retirement of certain treasury stocks

99.4                 Announcement on 2018/09/11: To announce related materials on acquisition of UNITED SEMICONDUCTOR (XIAMEN) CO. LTD.

99.5                 Announcement on 2018/09/18: To announce related materials on acquisition of machinery and equipment

99.6                 Announcement on 2018/09/07: August Revenue

99.7                 Announcement on 2018/09/07: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

UMC will attend the investor conference on 2018/09/05

1. Date of the investor conference: 2018/09/05~2018/09/06

2. Time of the investor conference: 21:00

3. Location of the investor conference: New York, USA

4. Brief information disclosed in the investor conference:

The Company will attend the “Asia Pacific CEO-CFO Conference”, held by J.P. Morgan.

5. The presentation of the investor conference release:

It will be the same as the investor conference on 2018/07/25.

6. Will the presentation be released in the Company’s website:

Yes, please refer to the Company's website at www.umc.com

7. Any other matters that need to be specified:

Time of the investor conference in New York is 09:00 AM.

Exhibit 99.2

UMC will attend investor conferences on 2018/09/05

1. Date of the investor conference: 2018/09/05~2018/09/06

2. Time of the investor conference: 09:00 AM

3. Location of the investor conference: Grand Hyatt Hotel Taipei, Taiwan

4. Brief information disclosed in the investor conference:

The Company will attend the “19th Annual Asian Technology Conference”, held by Credit Suisse.

5. The presentation of the investor conference release:

It will be the same as the investor conference on 2018/07/25.

6. Will the presentation be released in the Company’s website:

Yes, please refer to the Company's website at www.umc.com

7. Any other matters that need to be specified: None

Exhibit 99.3

To announce the registration of capital reduction due to the retirement of certain treasury stocks

1. Date of the Competent Authority's approval of the capital reduction: 2018/05/09

2. Date of completion of capital amendment registration: 2018/09/04

3. Effect on the company financial report (including any discrepancy between the amount of paid-in capital and the number of shares outstanding and the effect on net worth per share):

(1)Before the capital reduction: The paid-in capital is NT$126,243,187,150; the shares outstanding are 12,008,239,978 shares; book value per share is NT$17.51

(2)After the capital reduction: The paid-in capital is NT$124,243,187,150; the shares outstanding are 12,008,239,978 shares; book value per share is NT$17.51

4. Planned share conversion operations: None

5. Estimate listed shares after the capital reduction: NA

6. The estimate ratio of listed shares to the company's issued common shares after the capital reduction: NA

7. Countermeasures of the lower circulation in shareholding, if the aforesaid estimate listed common shares does not reach 60 million shares and the ration does not reach 25% after the capital reduction: NA

8. Any other matters that need to be specified:

(1)The company received the SPA authorization letter on September 5, 2018.

(2)The company calculated the book value per share based on the date of capital reduction on August 27, 2018.

Exhibit 99.4

To announce related materials on acquisition of UNITED SEMICONDUCTOR (XIAMEN) CO. LTD.

1. Date of occurrence of the event: 2018/09/11

2. Method of the present increase (decrease) in investment:

The Company invests in UNITED SEMICONDUCTOR (XIAMEN) CO., LTD., investment by GREEN EARTH LIMITED, one of the Company’s subsidiary, that invests in UNITED MICROCHIP CORPORATION.

3. Transaction volume, price per unit, and total monetary amount of the transaction:

Trading volume: NA;

Total amount: RMB 1,226,840,000(approximately NTD 5,474,160,080; no more than USD 200,000,000)

4. Company name of the invested mainland Chinese company:

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD

5. Paid-in capital of said invested mainland Chinese company: RMB 11,470,954,000

6. Amount of new capital increment currently planned by said invested mainland Chinese company: RMB 1,226,840,000

7. Main business items of said invested mainland Chinese company:

Integrated circuit manufacturing

8. Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: Standard unqualified audit opinion

9. Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: RMB 6,504,977,146.66

10. Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: loss of RMB 1,307,088,242.19

11. Amount of actual investment to date in said invested mainland Chinese company:

Including the present investment is RMB 8,281,170,000 (Including UNITED MICROCHIP CORPORATION invests in RMB 6,440,910,000, and HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. invests in RMB 1,840,260,000)

12. Counterparty to the transaction and its relationship to the Company: the Company's subsidiary

13. Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price:

Participate in subsidiary capital increase; N/A

14. Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party's relationship to the company at those times: N/A

15. Gain (or loss) on disposal: N/A

16. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:

Terms of delivery or payment: In accordance with the agreement

Restrictive covenants in the contract: None

Other important stipulations: None

17. The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department:

The decision making manner: Based on the Acquisition or Disposal of Assets Procedure

Reference for the decision on price: In accordance with the agreement

The decision-making department: Board of Directors

18. Broker: None

19. Concrete purpose of the acquisition or disposal: Long term investment

20. Do the directors have any objection to the present transaction? : None

21. Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: USD 1,378,696,661

22. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 34%

23. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 13%

24. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 20%

25. Total amount of actual investment in the mainland China area to date:

USD 1,095,588 thousand

26. Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 27%

27. Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 10%

28. Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 16%

29. Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years:

2015: NTD 1,653,419 thousand;

2016: NTD -2,086,785 thousand;

2017: NTD -2,257,487 thousand;

30. Amount of profit remitted back to Taiwan for the most recent three fiscal years: ZERO

31. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? : None

32. Any other matters that need to be specified:

1. The Company invests in GREEN EARTH LIMITED that invests in UNITED MICROCHIP CORPORATION USD 182,000,000 on 9/11.

2. UNITED MICROCHIP CORPORATION invests in UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. RMB 1,266,840,000 on 9/12.

Exhibit 99.5

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of the occurrence of the event: 2017/10/05~2018/09/18

3. Transaction volume (e.g. XX square meters, equivalent to XX p'ing), unit price, total transaction price:

Transaction volume: one batch;

Average unit price: $1,058,149,789 NTD;

Total transaction price: $1,058,149,789 NTD

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

Applied Materials South East Asia Pte. Ltd.; non-related party transaction

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:

Base on purchase order payment term.

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:

Transaction: price negotiation;

The reference basis for the decision on price: market price;

The decision-making department: the Selection Meeting

10. Name of the professional appraisal institution and its appraisal amount:

Not applicable

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12. Is the appraisal report price a limited price or specific price? : Not applicable

13. Has an appraisal report not yet been obtained? : Not applicable

14. Reason for an appraisal report not been obtained: Not applicable

15. Broker and broker's fee: None

16. Concrete purpose or use of the acquisition or disposal: For production

17. Do the directors have any objection to the present transaction? : Not applicable

18. Any other matters that need to be specified: None

Exhibit 99.6

United Microelectronics Corporation

September 7, 2018

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of August 2018.

1)	Sales volume (NT$ Thousand)

Period	Items	2018	2017	Changes	%
August	Net sales	13,180,907	13,045,093	135,814	1.04%
Year-to-Date	Net sales	103,879,565	100,789,011	3,090,554	3.07%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	6,132,000	6,110,000	21,017,242

Note : On December 13,2017, the board of directors resolved to lend funds to USC(Xiamen) for the amount up to US$ 200 million. The actual amount lent to USC(Xiamen) as of  August 31, 2018 was US$ 160 million.

3)	Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC (Note1)	1,700,000	1,700,000	94,577,592
UMC (Note2)	14,164,920	14,114,100	94,577,592
UMC (Note3)	0	19,895	94,577,592

Note1 : On December 24, 2014, the board of directors resolved to provide endorsement to Nexpower's syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 1,700 million.

Note2 : On February 22, 2017 and March 7, 2018, the board of directors resolved to provide endorsement to USC(Xiamen) 's syndicated loan from banks for the amount up to US$ 462 million.

Note3 : On April 26, 2017, the board of directors resolved to provide endorsement to SocialNex Italia 1 s.r.l. 's VAT guarantee to Italian Tax Office for the amount up to EUR$ 558 thousand.

4)	Financial derivatives transactions :

aHedging purpose : NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	15,881,397	4,599,000	0
Fair Value	0	56,753	6,085	0
Net profit (loss) from Fair Value	0	25,148	6,085	0
Written-off Trading
Contracts	0	0	25,480,796	0
Realized profit (loss)	0	0	(86,840)	0

Exhibit 99.7

United Microelectronics Corporation

For the month of August, 2018

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of July 31, 2018	Number of shares as of August 31, 2018	Changes

Chairman

President

President

Vice President

Vice President

Vice President

Vice President

Senior Vice President

Vice President

Vice President

Senior Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Stan Hung

SC Chien

Jason Wang

Lucas S Chang

Chitung Liu

Wenchi Ting

MC Lai

Ming Hsu

Jerry CJ Hu

YS Shen

Stephen K Chen

Steven S Liu

ML Liao

Eric Chen

TS Wu

SS Hong

CC Hsu

GC Hung

Francia Hsu

Steven Hsu

Le Tien Jung

SF Tzou

Mindy Lin

Ji Fu Kung

Chih Chong Wang

Yau Kae Sheu

JY Wu

Osbert Cheng

Johnson Liu

CP Yen

TW Liu

16,341,452 1,894,648 0 0 1,840,217 0 26,863 3,000 5,000 74,000 150,000 0 2,175,809 45,557 99,809 386,406 552,068 360,791 0 0 0 1,329,108 377,925 741 0 0 350,191 938 310,413 102,645 16,260

39,916,452

7,894,648

10,200,000

1,500,000

3,340,217

1,500,000

1,526,863

2,128,000

1,505,000

1,500,000

2,275,000

1,500,000

3,540,809

1,610,000

1,549,809

1,666,406

1,152,068

1,500,791

1,500,000

850,000

850,000

1,879,108

1,227,925

850,741

850,000

850,000

850,191

850,938

506,413

952,645

866,260

23,575,000

6,000,000

10,200,000

1,500,000

1,500,000

1,500,000

1,500,000

2,125,000

1,500,000

1,426,000

2,125,000

1,500,000

1,365,000

1,564,443

1,450,000

1,280,000

600,000

1,140,000

1,500,000

850,000

850,000

550,000

850,000

850,000

850,000

850,000

500,000

850,000

196,000

850,000

850,000

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of July 31, 2018	Number of shares as of August 31, 2018	Changes
President	SC Chien	1,500,000	1,890,000	390,000